PROSPECTUS SUPPLEMENT                          FILED PURSUANT TO RULE 424(B)(3)
TO PROSPECTUS DATED JANUARY 4, 2005                      FILE NUMBER 333-119646


                         CALYPTE BIOMEDICAL CORPORATION

                1,172,205 Shares of Common Stock, $0.03 par value


Update to Management's Discussion and Analysis section of Prospectus

      On January 14, 2005, Calypte Biomedical Corporation ("we" or the "Company") issued an unsecured $2 million promissory note to Marr Technologies BV, our largest stockholder, which was funded on January 18, 2005. The Note bears interest at a rate of 7% per annum and was payable in full no later than March 31, 2005. On March 30, 2005, we and Marr agreed to extend the maturity date of the note until April 30, 2005.

      On April 4, 2005, we issued $8.0 million of Secured 8% Senior Convertible Notes (the "Notes") and warrants (the "Warrants") to purchase shares (the "Warrant Shares") of our common stock, $0.03 par value (the "Common Stock") in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended and Rule 506 thereunder. We used $2,000,000 from the proceeds of the placement to repay the 7% Promissory Note issued to Marr in January 2005. We intend to use the remainder of the proceeds for general working capital purposes as well as for the commercialization of our rapid tests for HIV-1/2 diagnosis.


      Under the terms of the purchase agreements with the investors (the "Purchase Agreement"), we issued to accredited investors $8.0 million of Secured 8% Senior Convertible Notes having a term of two years and convertible into approximately 26.7 million shares of Common Stock at $0.30 per share, five (5) year Series A warrants to purchase approximately 26.7 million Warrant Shares, with each Series A warrant exercisable after a period of six months and having an exercise price of $0.325 and five (5) year Series B warrants to purchase approximately 12.0 million Warrant Shares, with each Series B warrant exercisable after a period of six months and having an exercise price of $0.325. After a period of 18 months and if the daily volume weighted average price of the Common Stock is greater than $0.60 per share for 20 consecutive trading days, and subject to certain trading volume restrictions, we have the right to force the conversion of any unconverted Notes into shares of Common Stock. In the event of a change of control while the Notes are outstanding, the investors have the right to put the Notes back to us at 115% of the face amount of the Notes, plus accrued interest. We also entered into a Security Agreement granting to the investors a security interest in and lien on all of our assets, subject to a security interest of up to $1.0 million that was previously granted under the terms of an equipment financing arrangement. After a period of six months and if the daily volume weighted average price of the Common Stock is greater than approximately $0.542 per share for 20 consecutive trading days, and subject to certain trading volume restrictions, we have the right to force the exercise of the Series B Warrants.


      We entered into registration rights agreements with investors requiring us to file a registration statement for the re-sale of the Common Stock underlying the Notes and Warrant Shares within 45 days of closing and to achieve effectiveness of the registration statement within 120 days of closing. In the event we fail to register the Common Stock within the prescribed time, we will be obligated to pay the investors 1% of the aggregate face amount of the Notes as partial liquidated damages. We will be required to pay 2% of the aggregate face amount of the Notes as additional partial liquidated damages on each monthly anniversary (or pro-rata amount thereof) of the date we were required to have the shares of Common Stock registered. Under certain circumstances prior to the effectiveness of the registration statement, both the Series A and Series B Warrants have a cashless exercise feature.


      Under certain circumstances and subject to approval by our stockholders, the Purchase Agreement provides for adjustments in the conversion price of the Notes and the exercise price of the Series A Warrant in the event we issue shares of Common Stock or common stock equivalents, as defined in the Purchase Agreement, within one year of the first anniversary of the closing date at a price less than $0.30 per share with respect to the Notes and at a price less than $0.325 per share with respect to the Series A Warrants. This provision terminates upon the earlier of one year or upon conversion of an investor's Note or exercise of its Series A Warrant.


      We also granted the investors a right of participation in any future offerings we undertake within one (1) year of the closing date.

      Marr, our largest stockholder, participated in the placement by purchasing units which consisted of a $2.8 million Note, a Series A Warrant to purchase approximately 9.3 million Warrant Shares and a Series B Warrant to purchase approximately 4.2 million Warrant Shares.


      In connection with the placement, there are finders fees and/or placement agent fees of up to 7% of the related investment amount in cash or Notes, and warrants to purchase Common Stock in amounts of up to 7% of the related Common Stock issued.


      On April 4, 2005, we and the investors which are parties to securities purchase agreements and warrants dated as of May 28, 2004 or July 9, 2004 (the "2004 PIPEs") agreed to amend those agreements with respect to anti-dilution rights granted in the purchase agreement and warrants. The securities purchase agreements and warrants for the 2004 PIPEs contain anti-dilution provisions that require us to issue additional shares of common stock, reprice the existing warrants and issue additional warrants to the investors if it raises additional equity financing at a price below $0.40 per share in the year following the closing of the repective transactions (the "Anti-Dilution Entitlements"). The issuance of the Notes and Warrants described above triggers the Anti-Dilution Entitlements.


      We and the investors in the 2004 PIPEs have agreed to amend the provisions of the respective purchase agreements and warrants so that the Anti-Dilution Entitlements do not arise unless and until they are approved by our stockholders at the next annual meeting of stockholders, which we expect to hold in June 2005. In consideration of the amendment, and subject to stockholder approval, we have agreed to issue to each investor in the 2004 PIPEs additional shares of Common Stock and a warrant to purchase additional shares of Common Stock (the "Additional Shares") for no additional consideration from the investors. Additionally, we have agreed to reduce the exercise price of all the warrants issued in the 2004 PIPE's. Assuming our stockholders approve the Anti-Dilution Entitlements, we expect to (a) issue approximately 7.1 million additional shares of Common Stock for no additional consideration from the investors, (b) reduce the exercise price of the investors' existing warrants from $0.50 per share to $0.45 per share; and (c) issue warrants to purchase approximately 1.3 million additional shares of our Common Stock at an exercise price of $0.325 per share. Certain of the investors in the 2004 PIPEs who held shares prior to their investment in those transactions and who also continue to be our stockholders have entered into a voting agreement to vote their eligible shares in favor of approving the Anti-Dilution Entitlements at the annual meeting of stockholders.


      Additionally, on April 4, 2005 we entered into an agreement with Marr under which Marr agreed to purchase up to $5,500,000 of 9% Promissory Notes that we may issue between April 5, 2005 and December 31, 2005 (the "Credit Facility"). Any notes issued under the Credit Facility will be due twelve months after issuance, but in no event later than May 31, 2006 and will require the unanimous approval of our Board of Directors, which includes two members originally nominated by Marr pursuant to a previous investment agreement.. The $5.5 million commitment amount will be reduced dollar for dollar by the amount of any subsequent equity financing, including any proceeds from the forced exercise of the Series B Warrants, we raise after April 4, 2005. Proceeds from the issuance of notes under the Credit Facility, if any, may be used for general corporate purposes.


      In consideration of the Credit Facility, we granted Marr a five-year warrant, exercisable after a period of six months, to purchase 500,000 shares of our Common Stock at an exercise price of $0.40 per share with piggyback registration rights for the underlying shares of common stock. We intend to register for re-sale the shares of Common Stock underlying this warrant with the shares to be registered in conjunction with the shares underlying the Notes and Series A Warrants and Series B Warrants described above.



                 THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.

      We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

      This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 5 of the accompanying prospectus and on page 55 of our annual report on Form 10-KSB for the year ended

December 31, 2003, which is being delivered to you with the accompanying prospectus, for a description of certain factors that should be considered by prospective Investors.

      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

            The date of this Prospectus Supplement is April 15, 2005.